                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                      La Jolla Pharmaceutical Company
           --------------------------------------------------------
                                (Name of Issuer)

                 Common Stock, par value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                            503   459   10   9
           --------------------------------------------------------
                                 (CUSIP Number)

           Jose M. de Lasa, Abbott Laboratories, AP6D D-364,
           100 Abbott Park Road; Abbott Park, Illinois 60064-3500; phone (847) 937-8905
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 23, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

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CUSIP No. 503 459 10 9         13D                 Page  2  of     Pages
          ------------                                  ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                 Abbott Laboratories
                 IRS Identification Number:  36-0698440

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

         WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

          Illinois
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        1,000,050
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        1,000,050
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,000,050
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         5.79%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This statement relates to one million fifty (1,000,050) shares (the "Shares" or "Initial Shares") of the common stock, par value $.01 per share (the "Common Stock"), of La Jolla Pharmaceutical Company, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-3500.

         The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

         (d) and (e)    Neither Abbott, nor to the best of its knowledge, any
person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration used by Abbott for the acquisition reported in this
Schedule 13D came from the general assets of Abbott. Abbott acquired the Shares at $3.99 per share for consideration totalling $4,000,000.

         K. Frank Austen, M.D., a director of Abbott Laboratories, has advised Abbott that he is the beneficial owner of 2,500 shares of Common Stock, that he holds options to purchase an additional 11,300 shares of Common Stock (of which, options covering 1,000 shares of Common Stock are currently exercisable) and that he used his personal assets to acquire his shares of Common Stock. Dr. Austen acquired these securities independently of the acquisition reported in this Schedule 13D.

ITEM 4.  PURPOSE OF THE ACQUISITION

         Abbott acquired the Shares contemporaneously and in connection with its entering into a license and supply agreement (the "License Agreement") with the Issuer pursuant to which Abbott and the Issuer will cooperate in the development and marketing of LJP 394, the Issuer's drug candidate for lupus erythematosus.

         Abbott acquired the Shares as an investment and is bound by the terms and conditions of the Agreement between Abbott Laboratories and La Jolla Pharmaceutical Company dated December 23, 1996 (the "Agreement") (a copy of which is attached hereto as Exhibit 2). The Agreement is incorporated herein by this reference and is described in greater detail in Item 6. Dr. Austen has advised Abbott that he acquired his shares of Common Stock as an investment.

         (a) Under Section 2(b) of the Agreement, the Issuer has the right (the "Additional Investment Right") to require Abbott to purchase additional shares of the Issuer's Common Stock ("Additional Shares") during 1997 and 1998. The Additional Investment Right is described in greater detail in Item 6.

         (b) - (j) At present, Abbott does not have (and has been advised by Dr. Austen that he does not have) any plans or proposals which would relate to or result in transactions of the kind described in paragraphs (b) through
(j) of Item 4 of Schedule 13D of the Securities and Exchange Commission (the "SEC"). They do, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements and, with respect to Abbott, its obligations under the Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Abbott is the beneficial owner of the Shares. The Shares represent approximately five and 79/100 percent (5.79%) of the outstanding shares of the Common Stock. In addition, the Additional Investment Right gives the Issuer the right to require Abbott to purchase Additional Shares during 1997 and 1998. The Additional Investment Right is described in greater detail in Item 6.

         Dr. Austen is the beneficial owner of the shares of Common Stock and options described in Item 3. His shares represent less than one percent of the outstanding shares of the Common Stock.

         The calculation of the foregoing percentages is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended September 30, 1996.

         (b) Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of its 1,000,050 shares of Common Stock. Section 5(b) of the Agreement does, however, limit the ability of Abbott to sell or transfer any Shares except as allowed by the agreement.

            K. Frank Austen, M.D., a director of Abbott Laboratories, has advised Abbott that he is the beneficial owner of 2,500 shares of Common Stock and holds options to purchase an additional 11,300 shares of Common Stock (of which, options covering 1,000 shares of Common Stock are currently exercisable) and that he has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of his shares of Common Stock.

         (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

         (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of the Shares.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Abbott's rights with respect to the Shares are subject to the terms and conditions of the Agreement. These terms and conditions are described below.

         Section 2(a) of the Agreement provides that the Issuer shall sell and issue to Abbott, and Abbott shall purchase from the Issuer, One Million Fifty (1,000,050) shares of Common Stock (the "Initial Shares") for an aggregate purchase price of Four Million Dollars ($4,000,000) (the "Initial Purchase Price"). It also provides that the closing of the issuance and sale to Abbott of the Initial Shares (the "Initial Closing") shall occur at the Issuer's headquarters, or such other place as the parties may mutually agree, five "Business Days" (as defined in the Agreement) after the execution and delivery of the Agreement by Abbott and the Issuer, or, if all of the conditions set forth in Section 2(d) of the Agreement have not been satisfied or waived as of that date, on the first Business Day thereafter that all of the conditions set forth in Section 2(d) of the Agreement have been satisfied or waived (the "Initial Closing Date").

         Section 2(b)(i) of the Agreement provides that subject to the limitations set forth in Section 2(b)(ii), the Issuer shall have the right (the "Additional Investment Right") to require Abbott to purchase additional shares of Common Stock ("Additional Shares") during the 1997 and 1998 calendar years (the "Exercise Period"). The Issuer, acting in its sole discretion, may exercise the Additional Investment Right at any time and from time to time during the Exercise Period by delivering a written notice (an "Exercise Notice") to Abbott stating the total consideration to be paid by Abbott for the Additional Shares being sold pursuant to such exercise of the Additional Investment Right (an "Additional Purchase Price") and the date (which shall be a Business Day not fewer than five Business Days or more than ten Business Days after Abbott's receipt of the Exercise Notice) on which the purchase and sale of the Additional Shares subject to that notice is expected to take place. At each Additional Closing, Abbott shall deliver the Additional Purchase Price specified in the applicable Exercise Notice to the Issuer by wire transfer, and in exchange therefor the Issuer shall issue to Abbott that number of Additional Shares as is determined by dividing the Additional Exercise Price delivered by the Fair Market Value of the Common Stock on such Additional Closing Date. The Agreement defines the term "Fair Market Value" as meaning the arithmetic mean of the reported last sale price of the Common Stock regular way on each of the 20 trading days immediately preceding such date of determination or, if no such sale takes place on any of such days, the average of the reported closing bid and asked prices regular way, in each case on the principal national securities exchange on which the Common Stock is traded or admitted to trading, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the closing sales prices, or if there are no closing sales prices on any such days, the average of the closing bid and asked prices, in the Nasdaq Stock Market or other over-the-counter market as reported by the National Association of Securities Dealers Automated Quotation System, or if not so reported, the fair market value of the Common Stock as estimated by a nationally recognized investment banking firm selected by Abbott and acceptable to the Issuer in the exercise of its reasonable discretion.

         Section 2(b)(ii) of the Agreement provides that, notwithstanding anything in the Agreement to the contrary, each exercise of the Additional Investment Right is subject to the following limitations:

              (A)  Abbott shall not be obligated to pay more than Four
          Million Dollars ($4,000,000) in aggregate Additional Purchase Price in any calendar year, except as set forth in Section 2(b)(ii)(C) of the Agreement and except that if any Exercise Notice delivered after October 1, 1997 and before January 1, 1998 does not result in payment by Abbott of the Additional Purchase Price specified therein because the condition to Abbott's purchase obligation set forth in
          Section 2(e)(i)(E) of the Agreement is not satisfied or waived, then the amount of such unpaid Additional Purchase Price (the "Unpaid Price") shall be added to the maximum aggregate Additional Purchase Price that Abbott may (subject to satisfaction of the applicable conditions in the Agreement, including the condition in Section 2(e)(i)(E) of the Agreement) be obligated to pay in the calendar year of 1998, but only if the Issuer delivers before March 31, 1998 an Exercise Notice or Exercise Notices specifying, in the aggregate, an Additional Purchase Price at least equal to the Unpaid Price.

              (B) In any calendar year that the Issuer exercises the Additional Investment Right, the aggregate Additional Purchase Price specified in any Exercise Notice delivered in that year must be at least Two Million Dollars ($2,000,000).

              (C)  In no event shall Abbott be required to purchase pursuant to
         Section 2(b) of the Agreement a number of Shares that, together with the Shares then owned by Abbott, would exceed 19% of the then outstanding shares of Common Stock of the Issuer (giving effect to the issuance to Abbott), and the number of Additional Shares to be purchased on any Additional Closing Date shall, at Abbott's option, be reduced by such excess number of shares, provided that the Fair Market Value of the Shares not sold to Abbott in 1997 as a result of any such reduction shall be added to the maximum aggregate Additional Purchase Price that Abbott may (subject to satisfaction of the applicable conditions in the Agreement, including the condition in Section 2(b)(ii)(C) of the Agreement) be obligated to pay in 1998.

         Section 2(d)(i) of the Agreement provides that the obligation of Abbott to purchase and pay for the Initial Shares is subject to the satisfaction (or waiver in writing by Abbott) on or prior to the Initial Closing Date of the following conditions.

              (A) The representations and warranties contained in Section 3 of the Agreement shall be true and correct in all material respects as of the Initial Closing Date, and the covenants and agreements contained in the Agreement to be performed by the Issuer on or prior to the Initial Closing Date shall have been performed in all material respects on or prior to the Initial Closing Date.

              (B) The Issuer shall have entered into, or be entering into concurrently with the Agreement, the License Agreement.

              (C) The Issuer shall have delivered to Abbott the following documents:

              (1) a certificate signed by the Issuer's Chief Executive Officer, dated the Initial Closing Date, certifying that the conditions specified in Section 2(d)(i)(A) of the Agreement have been satisfied;

              (2) certified copies of resolutions duly adopted by the Issuer's Board of Directors authorizing the execution, delivery and performance of the Agreement, the License Agreement, and the other transactions contemplated by the Agreement and the License Agreement;

              (3) certified copies of the Certificate of Incorporation and By-laws of the Issuer, each as in effect on the Initial Closing Date;

              (4) copies of any third party and governmental consents, approvals and filings required in connection with the consummation of the transactions contemplated by the Agreement.

              (D) The purchase of the Initial Shares by Abbott under the Agreement, and the performance of the transactions contemplated by the Agreement and by the License Agreement, shall not be prohibited by any applicable law, administrative or governmental rule or regulation or order of a court of competent jurisdiction; and no action, suit or proceeding shall exist or be threatened that would prevent, restrain or condition in any material respect the consummation of the transactions contemplated by the Agreement or by the License Agreement.

              (E) All material consents and approvals of, or filings with, any third party or Governmental Authority (as that term is defined by the Agreement) required in connection with the execution and delivery of the Agreement and the License Agreement and the consummation of the transactions contemplated by those agreements shall have been obtained.

         Section 2(d)(ii) of the Agreement provides that the obligation of the Issuer to issue and sell the Initial Shares is subject to the satisfaction (or waiver in writing by the Issuer) on or prior to the Initial Closing Date of the following conditions:

              (A) The representations and warranties contained in Section 4 of the Agreement shall be true and correct in all material respects as of the Initial Closing Date, and the covenants and agreements contained in the Agreement to be performed by Abbott on or prior to the Initial Closing Date shall have been performed in all material respects on or prior to the Initial Closing Date.

              (B) The issuance and sale of the Initial Shares by the Issuer under the Agreement, and the performance of the transactions contemplated by the Agreement and by the License Agreement, shall not be prohibited by any applicable law, administrative or governmental rule or regulation or order of a court of competent jurisdiction; and no action, suit or proceeding shall exist or be threatened that would prevent, restrain or condition in any material respect the consummation of the transactions contemplated by the Agreement or by the License Agreement.

              (C) All material consents and approvals of, or filings with, any third party or Governmental Authority (as defined in the Agreement) required in connection with the execution and delivery of the Agreement and the License Agreement and the consummation of the transactions contemplated by the Agreement and the License Agreement shall have been obtained.

              (D) Abbott shall have entered into, or be entering into concurrently with the Agreement, the License Agreement.

         Section 2(e)(i) of the Agreement provides that the obligation of Abbott to purchase and pay for the Additional Shares shall be subject to the satisfaction (or waiver in writing by Abbott) on or prior to the applicable Additional Closing Date of the following conditions:

              (A) The purchase of the Additional Shares by Abbott under the Agreement shall not be prohibited by any applicable law, administrative or governmental rule or regulation or order of a court of competent jurisdiction; and no action, suit or proceeding shall exist or be threatened that would prevent, restrain or condition in any material respect the consummation of such purchase.

              (B) All material consents and approvals of, or filings with, any third party or Governmental Authority required in connection with the purchase of the Additional Shares shall have been obtained.

              (C) On and prior to the Additional Closing Date, the License Agreement shall remain in full force and effect and no notice of termination of the License Agreement shall have been delivered by Abbott or the Issuer (and not cured or withdrawn) in accordance with the terms of the License Agreement.

              (D) The Issuer shall have delivered to Abbott a certificate signed by each of the Issuer's President and Chief Financial Officer, dated the date of the Exercise Notice, certifying, as of the date of the Exercise Notice, that each such officer knows of no event, condition or pending announcement that (1) has not been publicly disclosed, (2) is specifically applicable to the Issuer (as opposed to events, conditions or announcements likely to affect generally the market or companies similar to the Issuer), and (3) would reasonably be expected to have a material adverse effect on the Fair Market Value of the Common Stock.

              (E) The Fair Market Value of the Common Stock as of the applicable Additional Closing Date shall be at least $2.00 per share, provided that this condition shall not be applicable if the fact that the Fair Market Value of the Common Stock is less than $2.00 per share is attributable to (1) factors having an adverse effect on the public securities markets generally, (2) factors having an adverse effect on biotechnology or pharmaceutical stocks generally or stocks of biotechnology companies similar to the Issuer in terms of market capitalization, product mix or development stage or pipeline, or financial condition, or (3) any action or inaction of Abbott or any transaction between Abbott and any third party.

         Section 2(e)(ii) of the Agreement provides that the obligation of the Issuer to issue and sell the Additional Shares shall be subject to the satisfaction (or waiver in writing by the Issuer) on or prior to the applicable Additional Closing Date of the following conditions:

              (A) The representations and warranties contained in Section 4 of the Agreement shall be true and correct in all material respects as of the Additional Closing Date, and the covenants and agreements contained in the Agreement to be performed by Abbott on or prior to the Additional Closing Date shall have been performed in all material aspects on or prior to the Additional Closing Date.

              (B) The issuance and sale of the Additional Shares by the Issuer under the Agreement shall not be prohibited by any applicable law, administrative or governmental rule or regulation or order of a court of competent jurisdiction; and no action, suit or proceeding shall exist or be threatened that would prevent, restrain or condition in any material respect the consummation of such issuance and sale.

              (C) All material consents and approvals of, or filings with, any third party or Governmental Authority required in connection with the issuance and sale of the Additional Shares shall have been obtained.

              (D) On and prior to the Additional Closing Date, the License Agreement shall remain in full force and effect and no notice of termination of the License Agreement shall have been delivered by Abbott or the Issuer (and not cured or withdrawn) in accordance with the terms of the License Agreement.

         Section 5(b)(i) of the Agreement provides that during the Standstill Period (as defined below), Abbott shall not offer, sell or transfer any Shares or any interest therein except as follows (provided that all such sales or transfers made during the Standstill Period, other than pursuant to
Section 5(b)(i)(B) or (D) of the Agreement, shall be subject to the Issuer's right of first refusal set forth in Section 5(c)):

              (A) to any person, entity or group approved in writing by the Issuer;

              (B) to any Affiliate (as defined in the Agreement), of Abbott if such Affiliate agrees in writing to hold such Shares subject to all the provisions of the Agreement and agrees to transfer such Shares to Abbott if it ceases to be an Affiliate of Abbott;

              (C) in response to an offer to purchase or exchange for cash or other consideration any Voting Stock (as defined in the Agreement) that is made by or on behalf of the Issuer or by another person or group not opposed by the Issuer's Board of Directors (the "Board") within the time the Board is required, pursuant to applicable rules under the Securities Exchange Act of 1934 (the "Exchange Act"), to advise the Issuer's stockholders of the Board's position on such offer;

              (D) pursuant to a bona fide pledge of such Shares to an institutional lender to secure a loan, guaranty or other financial support, provided that such lender agrees in writing to hold such Shares subject to all provisions of the Agreement; or

              (E) in the event of a merger or consolidation of the Issuer in which the holders of Voting Stock prior to the merger or consolidation cease to hold at least a majority of the Voting Stock of the surviving entity, or pursuant to a plan of liquidation of the Issuer.

         The Agreement defines the term "Standstill Period" as being the period beginning on the date of the Agreement and ending on the third anniversary of the date of the Agreement.

         Section 5(b)(ii) of the Agreement provides that after the Standstill Period and before the fifth anniversary of the date of the Agreement, Abbott shall not, directly or indirectly, sell or transfer any Shares except as allowed during the Standstill Period and as follows (provided that all such sales or transfers shall be subject to the Issuer's right of first refusal set forth in
Section 5(c) of the Agreement):

              (A) pursuant to a bona fide public offering registered under the Securities Act of 1933 (the "Securities Act"), including an offering made through an underwriter or broker that takes the Shares for its own account with a view to the public distribution thereof, if Abbott takes and requires the underwriter or broker to take reasonable precautions to insure that such offering will not result in a sale of Beneficial Ownership (as defined in the Agreement) of Voting Stock with aggregate voting power of five percent (5%) or more of the Total Voting Power (as defined in the Agreement) then in effect to any single person or group;

              (B) into the public market pursuant to SEC Rule 144 under the Securities Act, if Abbott takes reasonable precautions to insure that such offering will not result in a sale by it or any underwriter, broker, or other person or entity acting on its behalf of Beneficial Ownership of Voting Stock with aggregate voting power of five percent (5%) or more of the Total Voting Power then in effect to any single person or group; or

              (C) in transactions not otherwise described in the Agreement if such transactions do not result, to Abbott's knowledge, in any single person or group having Beneficial Ownership of Voting Stock with aggregate voting power of five percent (5%) or more of the Total Voting Power then in effect or increasing its Beneficial Ownership of Voting Stock by such amount.

         Section 5(b)(iii) of the Agreement provides that no transfer by Abbott of any Shares that is otherwise permissible under the Agreement shall be made unless (A) the Shares are registered under the Securities Act, (B) such transfer complies with the provisions of Rule 144 under the Securities Act or (C) an exemption from the registration requirements of the Securities Act is available and Abbott has provided to the Issuer (at Abbott's expense) an opinion of counsel to Abbott in form and substance reasonably satisfactory to the Issuer that such an exemption is available. The certificate or certificates evidencing the Shares will bear the restrictive legend set forth below. The legend imprinted on the certificates shall be removed and the Issuer shall issue a new certificate without such legend to the holder of such security if such security is registered under the Securities Act, the conditions for a permissible sale or transfer under Rule 144 have been complied with or in the opinion of counsel to Abbott reasonably satisfactory to the Issuer such legend is no longer required under the Securities Act.

         THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN CONDITIONS SPECIFIED IN THE STOCK PURCHASE AGREEMENT, DATED AS OF DECEMBER 23, 1996, BETWEEN THE ISSUER (THE "COMPANY") AND ABBOTT LABORATORIES, AND THE
    COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO SUCH TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

         Section 5(c) of the Agreement provides that if Abbott proposes to transfer any Shares at any time and from time to time before the fifth anniversary of the date of the Agreement, Abbott shall first give the Issuer written notice of its intention, describing the price and general terms of the proposed transfer and the identity of the proposed transferee, if known. The Issuer or its designee shall have fifteen (15) Business Days from the date of receipt of any such notice to agree to purchase all of the Shares proposed to be transferred for the price per Share and upon the general terms specified in the notice by giving written notice to Abbott. If Abbott proposes any transfer of Shares for consideration other than cash, the Issuer may exercise its right of first refusal and purchase such Shares for cash in an amount equal to the fair market value of the proposed non-cash consideration. If the Issuer does not exercise its right of first refusal, Abbott may transfer any Shares not purchased by the Issuer at the price and upon the general terms described in the notice provided to the Issuer, provided that if Abbott has not transferred such Shares within 120 days after the Issuer received notice of Abbott's intention to transfer Shares, or entered into a binding agreement within such 120-day period to transfer such Shares and transferred such Shares within 120 days of entering into such agreement, Abbott shall not thereafter transfer any Shares without first offering such Shares to the Issuer in the manner provided above.

         Section 5(d) of the Agreement provides that prior to the end of the Standstill Period, neither Abbott nor its Affiliates shall, directly or indirectly, (i) solicit, initiate or participate in any "solicitation" of "proxies" or become a "participant" in any "election contest" (as such terms are defined or used in Regulation 14A under the Exchange Act); call, or in any way participate in a call for, any special meeting of stockholders of the Issuer (or take any action with respect to acting by written consent of the Issuer's stockholders); request, or take any action to obtain or retain any list of holders of any securities of the Issuer; or initiate or propose any stockholder proposal or participate in the making of, or solicit stockholders for the approval of, one or more stockholder proposals; (ii) deposit any Voting Stock in a voting trust or subject them to any voting agreement or arrangements; (iii) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of Exchange Act) with respect to any Voting Stock (or any securities the ownership of which would make the owner thereof a Beneficial Owner of Voting Stock); (iv) otherwise act to control or influence the Issuer or its management, Board, policies or affairs in a manner not specifically contemplated by the Agreement or the License Agreement, including, without limitation, (A) soliciting or proposing (other than on a non-public basis directly to the Issuer) to effect or negotiate any form of business combination, restructuring, recapitalization or other extraordinary transaction involving, or any change in control of, the Issuer, its Affiliates or any of their respective securities or assets, or (B) seeking Board representation or the removal of any of the Issuer's directors or a change in the composition or size of the Board; (v) disclose (other than non-public disclosure to the Issuer) any intent, purpose, plan or proposal with respect to the Agreement, the Issuer or its Affiliates or the Board, management, policies, affairs, securities or assets of the Issuer or its Affiliates that is inconsistent with the Agreement, including any intent, purpose, plan or proposal that is conditioned on, or would require the Issuer or any of its Affiliates to make any public disclosure relating to, any such intent, purpose, plan, proposal or condition; or (vi) assist, advise, encourage or act in concert with any person with respect to, or seek to do, any of the foregoing. Notwithstanding anything in the foregoing to the contrary, however, nothing in Section 5(d) shall prohibit Abbott from engaging in any of the activities set forth in
Section 5(d) of the Agreement in response and opposition to activities of the kind described in Section 5(d) initiated by any third party, provided that Abbott shall not engage in any of the activities described in Section 5(d) beyond the time such third party ceases such activities.

         Section 5(e) of the Agreement provides that until the fifth anniversary of the date of the Agreement, Abbott shall cause any acquiror or acquirors (including without limitation Affiliates) to whom or which Abbott transfers any Shares in any transaction or series of related transactions not made through The Nasdaq National Market (or such stock exchange as may be the primary exchange upon which the Issuer's common stock may trade from time to time) of any interest in Voting Stock with aggregate voting power of three percent (3%) or more of the Total Voting Power then in effect to agree to be bound by subsections (b), (c), and (d) of Section 5 of the Agreement, and the legend required by Section 5(b)(iii) shall not be removed from such shares.

         Section 5(h) of the Agreement provides that if the Issuer proposes to issue or sell, at any time and from time to time before the fifth anniversary of the date of the Agreement, to any Designated Investor (as defined below), shares of Common Stock with aggregate voting power of 5% or more of the Total Voting Power (giving effect to such issuance or sale to such Designated Investor), the Issuer shall first give Abbott written notice of its intention, describing the price per share and general terms of the proposed transfer and the identity of the proposed transferee. Abbott or its designee shall have 15 Business Days from the date of receipt of any such notice to agree to purchase all of the shares of Common Stock proposed to be issued or sold for the price per share and upon the general terms specified in the notice by giving written notice to the Issuer. If the Issuer proposes any issuance or sale of shares of Common Stock for consideration other than cash, Abbott may exercise its right of first refusal and purchase such shares for cash in an amount equal to the fair market value of the proposed non-cash consideration. If Abbott does not exercise its right of first refusal, the Issuer may issue and sell the shares of Common Stock not purchased by Abbott at the price and upon the general terms described in the notice provided to Abbott, provided that if the Issuer has not transferred such shares within 120 days after Abbott received notice of the Issuer's intention to sell shares, or entered into a binding agreement within such 120-day period to issue and sell such shares and issued and sold such shares within 120 days after entering into such agreement, the Issuer shall not thereafter issue and sell any shares without first offering such shares to Abbott in the manner provided above. For purposes hereof, "Designated Investor" means a pharmaceutical manufacturing or distribution company with operations in the field of care covering products specifically used to treat end-stage renal dialysis patients and patients with impaired renal function, such as polycystic disease, anemia, acute renal failure or glomerulonephritis, but not including renal transplantation ("Renal Care"). Notwithstanding the foregoing, however, Abbott's rights under Section 5(h) shall not apply in the case of a sale of stock by the Issuer as part of a collaborative relationship involving research, development, manufacturing or marketing activities (a "Proposed Collaboration") unless the primary focus of the Proposed Collaboration is Renal Care, in which case Abbott's rights under Section 5(h) will apply only if Abbott, through exercise of its right of first negotiation under Section 2.5 or Section 2.6 of the License Agreement, enters into a collaborative agreement with the Issuer with respect to the Proposed Collaboration, in which case Abbott shall have the right pursuant to Section 5(h) of the Agreement to purchase any stock proposed to be sold as part of that Proposed Collaboration.

         Section 6(a)(i) of the Agreement provides that at any time and from time to time after the third anniversary of the date of the Agreement, Abbott may request registration (a "Demand Registration") of all or any part of the Registrable Securities (as defined below), and the Issuer will use its reasonable best efforts to effect the registration of such Registrable Securities under the Securities Act (including, if so requested by Abbott, Rule 415 thereunder), all in accordance with the following provisions. "Registrable Securities" shall mean those shares of the Issuer's Common Stock acquired or acquirable by Abbott pursuant to the Agreement, any additional shares of Common Stock or other securities which subsequently may be issued with respect to such stock as a result of a stock split or dividend or any sale, transfer, assignment or other transaction involving such Common Stock or securities and any securities into which such Common Stock or securities may thereafter be exchanged or converted as a result of merger, consolidation, recapitalization or otherwise.

         Section 6(a)(ii) of the Agreement provides that the Issuer may postpone the filing of a registration statement under Section 6(a) of the Agreement for a reasonable period of time (not exceeding 60 days) if the Issuer furnishes Abbott with a certificate signed by the President of the Issuer stating that the Issuer's board of directors has determined in good faith that effecting the registration at such time would adversely affect a material financing, acquisition, disposition of assets of stock, merger or other comparable transaction or would require the Issuer to make public disclosure of information the public disclosure of which could have a Material Adverse Effect (as that term is defined in the Agreement).

         Section 6(a)(iii) of the Agreement provides that if no Additional Shares have been issued, Abbott shall be entitled to an aggregate of two Demand Registrations. If any Additional Shares have been issued, Abbott shall be entitled to an aggregate of three Demand Registrations.

         Section 6(b) of the Agreement provides that if and whenever the Issuer is required under Section 6(a) to use its reasonable best efforts to effect the registration of any of the Registrable Securities under the Securities Act, the Issuer will (except as otherwise provided in the Agreement), as expeditiously as practicable:

         (i) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective and remain effective for the lesser of nine months or as long as shall be necessary to complete the distribution of the Registrable Securities so registered;

         (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the lesser of nine months or as long as shall be necessary to complete the distribution of the Registrable Securities so registered and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such registration statement whenever Abbott shall desire to sell or otherwise dispose of the same;

         (iii) furnish to Abbott such numbers of copies of a prospectus, including a preliminary prospectus and any amendment or supplement to any prospectus, in conformity with the requirements of the Securities Act, and such other documents, as Abbott may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by Abbott;

         (iv) use its reasonable best efforts to register and qualify the Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as Abbott shall reasonably request, and do any and all other acts and things reasonably requested by Abbott to assist such holder to consummate the public sale or other disposition in such jurisdictions of the Registrable Securities, except that the Issuer shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or to file therein any general consent to service of process;

         (v) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, beginning with the first fiscal quarter beginning after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder with respect to the offer and sale of the Registrable Securities;

         (vi) use its reasonable best efforts to list such Registrable Securities on any securities exchange (or obtain approval for trading on the Nasdaq Stock Market) on which any securities of the same class of the Issuer are then listed (or approved for listing), if the listing (or approval for listing) of such Registrable Securities is then permitted under the rules of such exchange (or the Nasdaq Stock Market);

         (vii) if so requested by Abbott in connection with an underwritten offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter or underwriters, including, without limitation, to enter into customary representations, warranties, covenants and indemnification and contribution provisions and deliver an opinion of counsel to the Issuer and a "comfort letter" from the independent public accountants to the Issuer in the usual and customary form respecting such underwritten offering;

         (viii) notify Abbott promptly (i) when a prospectus or any prospectus supplement or post-effective amendment with respect to the registration of such Registrable Securities, or any report incorporated by reference therein, has been filed, (ii) of any request by the SEC for an amendment or supplement to a registration statement or the prospectus used in connection therewith with respect to the Registrable Securities, or any report incorporated by reference therein, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a registration statement relating to the Registrable Securities or the initiation of any proceedings for that purpose, and (iv) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of any of the Registrable Securities covered by such registration statement for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

         (ix) in the event of the issuance of a stop order suspending the effectiveness of a registration statement with respect to the Registrable Securities or the suspension of the qualification of any of the Registrable Securities covered by such registration statement for sale in any jurisdiction, use its reasonable best efforts to obtain the withdrawal of such stop order or the lifting of such suspension at the earliest possible moment; and

         (x) notify Abbott, at any time when a prospectus relating to the Registrable Securities covered by such registration statement is required to be delivered under the Securities Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in such registration statement, as then in effect, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly prepare and furnish to Abbott (and the underwriters, if any) a reasonable number of copies of a supplement to or an amendment of the prospectus as may be necessary so that, as thereafter delivered to the purchasers of the Registrable Securities, the prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

         Section 6(c)(i) of the Agreement provides that if the Issuer proposes to register any of its securities under the Securities Act (other than on Form S-4, Form S-8 or any successor forms thereto), whether in connection with a primary or secondary offering (a "Proposed Offering"), the Issuer shall give written notice to Abbott at least 30 days prior to the initial filing of the registration statement with the SEC pertaining to such Proposed Offering informing Abbott of its intent to file such registration statement and of Abbott's rights under Section 6(c). Upon the written request of Abbott made within 15 days after any such notice is received by Abbott (which request shall specify the Registrable Securities intended to be disposed of by Abbott), the Issuer shall use its reasonable best efforts to effect the registration (an "Incidental Registration") under the Securities Act of all the Registrable Securities which the Issuer has been so requested to register by Abbott. The registration rights granted pursuant to Section 6(c) shall be in addition to the registration rights granted pursuant to the other provisions of the Agreement. The Issuer further agrees, if necessary, to supplement or amend the Incidental Registration statement, if required by the rules, regulations or instructions applicable to the registration form used by the Issuer for such Incidental Registration statement or by the Securities Act or by any other rules and regulations thereunder for registration. Abbott shall be permitted to withdraw all of the Registrable Securities from an Incidental Registration statement at any time prior to the effective date of the Incidental Registration statement; provided, however, that any withdrawal shall be irrevocable with respect to such Incidental Registration statement. Any request by Abbott to include Registrable Securities pursuant to Section 6(c) shall not be deemed a Demand Registration.

         Section 6(c)(ii) of the Agreement provides that if the managing underwriter or underwriters of a Proposed Offering delivers a written opinion to Abbott that the success of the Proposed Offering would be materially and adversely affected by inclusion of any or all of the Registrable Securities requested to be included, then the amount of Registrable Securities included in the Incidental Registration may in the Issuer's discretion be reduced to the extent (including reduction to zero) recommended by such underwriter or underwriters. Notwithstanding the foregoing, however, if securities are being offered for the account of persons other than the Issuer or Abbott, then, with respect to the Registrable Securities to be offered for the account of Abbott, the proportion by which the amount of such Registrable Securities intended to be offered by Abbott is reduced shall not exceed the proportion by which the amount of such class of securities intended to be offered by such other persons is reduced.

         Section 6(c)(iii) of the Agreement provides that if at any time after giving written notice of its intent to register any securities and prior to the effective date of the Incidental Registration statement filed in connection with such registration, the Issuer shall determine for any reason not to register any such securities or to delay registration of all such securities, the Issuer may, at its election, give written notice of such determination to Abbott and, thereupon, (A) in the case of a determination not to register, the Issuer shall be relieved of its obligation to register any Registrable Securities in connection with such registration, and (B) in the case of a determination to delay registering, the Issuer shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities.

         Section 6(d) of the Agreement governs the payment of expenses in connection with a Demand Registration or an Incidental Registration and provides that:

         (i) All expenses incurred in a Demand Registration or an Incidental Registration (or any attempted Demand Registration or Incidental Registration which does not become effective) of Registrable Securities under the Agreement shall be paid by the Issuer, except as set forth in
    Section 6(d)(iii) of the Agreement.

         (ii) The expenses to be paid in connection with a registration under Sections 6(a), 6(b) and 6(c) of the Agreement shall include all out-of-pocket expenses, including, without limitation, printing and photocopying expenses, fees and disbursements of counsel for the Issuer, accountants' fees and expenses, including expenses of any special audits to which the Issuer shall agree or which shall be necessary to comply with governmental requirements in connection with any such registration, as applicable, all registration and filing fees under federal and state securities laws, fees and expenses (including fees and disbursements of counsel for the Issuer) of complying with the securities or blue sky laws of any jurisdictions and listing or qualification fees or other expenses (including fees and disbursements of counsel for the Issuer) of complying with the listing, qualification or other rules of any national securities exchange or any other self regulatory organization.

         (iii) Notwithstanding the foregoing provisions of Section 6(d), Abbott shall pay fees and disbursements of its own counsel and all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of securities by Abbott pursuant to a Demand Registration or an Incidental Registration.

         Section 6(e) of the Agreement provides that if any Registrable Securities are included in a registration statement pursuant to a request under
Section 6 of the Agreement:

         (i) Without limitation of any other indemnity provided to Abbott, to the extent permitted by law, the Issuer shall indemnify and hold harmless Abbott, the officers and directors of Abbott, each underwriter (as defined in the Securities Act) for Abbott, and each person, if any, who controls (within the meaning of the Securities Act or Exchange Act) Abbott or any such underwriter, against any losses, claims, damages, liabilities and expenses (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, liabilities and expenses (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"): (A) any untrue statement or alleged untrue statement of a material fact contained in such registration statements (including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto); (B) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (C) any violation or alleged violation by the Issuer of the Securities Act, the Exchange Act, any state blue sky or securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state blue sky or securities law, and the Issuer shall reimburse Abbott, each officer or director of

    Abbott, each such underwriter for Abbott, and each person, if any, who controls (within the meaning of the Securities Act or Exchange Act) Abbott or any such underwriter for any expenses incurred by them (including reasonable fees and disbursements of counsel) in connection with investigating or defending any such loss, claim, damage, liability, expense or action; provided, however, that the Issuer shall not be liable to Abbott, the officers or directors of Abbott, any such underwriter for Abbott, or any person who controls (within the meaning of the Securities Act or Exchange Act) Abbott or any such underwriter, in any such case for any such loss, claim, damage, liability, expense or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by Abbott, any officer or director of Abbott, any underwriter for Abbott or any controlling person of Abbott or any such underwriter.

         (ii) In connection with any registration statement, as applicable, in which Abbott is participating, Abbott shall furnish to the Issuer in writing such information as the Issuer reasonably requests for use in connection with any such registration statement or prospectus, and, to the extent permitted by law, shall indemnify the Issuer, its directors and officers and each person, if any, who controls the Issuer (within the meaning of the Securities Act or Exchange Act) against any losses, claims, damages, liabilities and expenses resulting from any Violation, but only to the extent that such Violation is contained in or results from any information so furnished in writing by Abbott.

         (iii) Promptly after receipt by an indemnified party under Section 6(e) of notice of the commencement of any action (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under Section 6(e), deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, if the indemnifying party agrees in writing that it will be responsible for any costs, expenses, judgments, damages and losses incurred by the indemnified party with respect to such claim, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if the indemnified party reasonably believes that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under Section 6(e) only if and to the extent that such failure is prejudicial to its ability to defend such action, and the omission so to deliver written notice to the indemnifying party shall not relieve it of any liability that it may have to any indemnified party other than under Section 6(e).

         (iv) If the indemnification provided for in Section 6(e) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions or Violations which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

    Notwithstanding the foregoing, the amount Abbott shall be obligated to contribute pursuant to Section 6(e)(iv) of the Agreement is limited to an amount equal to the proceeds to Abbott of the Common Stock sold pursuant to the registration statement, which gives rise to such obligation to contribute (less the aggregate amount of any damages which Abbott has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Common Stock).

         (v) The indemnification provided by Section 6(e) is a continuing right to indemnification and survives the registration and sale of any securities by any person entitled to indemnification under the Agreement and the expiration or termination of the Agreement.

         Section 6(f) of the Agreement provides that in order to permit Abbott to sell the Common Stock it holds, if it so desires, from time to time pursuant to Rule 144 promulgated by the SEC or any successor to such rule or any other rule or regulation of the SEC that may at any time permit Abbott to sell its Common Stock to the public without registration (the "Resale Rules"), the Issuer shall:

         (i) comply with all rules and regulations of the SEC applicable in connection with use of the Resale Rules;

         (ii) make and keep adequate and current public information available (within the meaning of the Resale Rules) at all times;

         (iii) file with the SEC in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act;

         (iv) furnish to Abbott so long as it owns any Common Stock, forthwith upon request, (A) a written statement by the Issuer that it has complied with the reporting requirements of the Resale Rules, the Securities Act and the Exchange Act, (B) a copy of the most recent annual or quarterly report of the Issuer and any other reports and documents so filed by the Issuer, and (C) such other information as may be reasonably requested in availing Abbott of any rule or regulation of the SEC which permits the selling of any such Common Stock without registration; and

         (v) take any action (including cooperating with Abbott to cause the transfer agent to remove any restrictive legend on certificates evidencing shares of Common Stock) as shall be reasonably requested by Abbott or which shall otherwise facilitate the sale of Common Stock from time to time by Abbott pursuant to the Resale Rules.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -    Information Concerning Executive Officers and
                        Directors of Abbott Laboratories.

         Exhibit 2 -    Agreement between Abbott Laboratories and La Jolla
                        Pharmaceutical Company dated December 23, 1996.



                       ***************************************

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Abbott Laboratories

DATED: January 2, 1997                 By:  Thomas C. Freyman
                                            ________________________________
                                            Thomas C. Freyman, Vice President
                                            and Treasurer

                                    EXHIBIT INDEX

Exhibit                                                         Sequential Page
Number     Description                                               Number
-------    ------------------------------------------------     ---------------
   1       Information Concerning Executive Officers and
           Directors of Abbott Laboratories.

   2       Agreement between Abbott Laboratories and
           La Jolla Pharmaceutical Company dated
           December 23, 1996.